Mr. John Stickel

Office Chief

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

March 25, 2021

Re:	CERES COIN LLC
Offering Statement on Form 1-A/A filed on March 3, 2021
File No. 024-11256

Dear Mr. Stickel:

On behalf of CERES Coin LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Monday, March 29, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Charlie Uchill

Charlie Uchill

Manager, Principal Executive Officer

CERES Coin LLC